UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               Amendment No. 2 to
                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              Protection One, Inc.

                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   74 3663 304
                                 (CUSIP Number)

                                 Rita A. Sharpe
                                    President
                              Westar Capital, Inc.
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-8020

                                    copy to:

                               Richard D. Terrill
                              818 S. Kansas Avenue
                              Topeka, Kansas 66612
                                 (785) 575-6322

           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                June 4, 1998

             (Date of Event which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

<page1>

                               Amendment No. 2 to
                                  SCHEDULE 13D


CUSIP NO.  74 3663 304
----------------------------------------------------

 1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Westar Capital, Inc.                48-1092416

 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) |_|
                                                                       (B) |X|

 3    SEC USE ONLY


 4    SOURCE OF FUNDS

       WC

 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                             |_|

 6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas

                    7    SOLE VOTING POWER

                           0
    NUMBER OF
      SHARES        8    SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY            111,120,373
       EACH
    REPORTING       9    SOLE DISPOSITIVE POWER
      PERSON
       WITH              0

                   10    SHARED DISPOSITIVE POWER

                         111,120,373

 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         111,120,373

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                         85.10%

 14   TYPE OF REPORTING PERSON

               CO

page2

                               Amendment No. 2 to
                                  SCHEDULE 13D


CUSIP NO.  74 3663 304
----------------------------------------------------

  1    NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Western Resources, Inc.            48-0290150

  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (A) |_|
                                                                       (B) |X|
  3    SEC USE ONLY


  4    SOURCE OF FUNDS

       AF

  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
       PURSUANT TO ITEMS 2(d) OR 2(e)                                      |_|

  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       Kansas

                    7     SOLE VOTING POWER

                          0
    NUMBER OF
      SHARES        8     SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY             111,120,373
       EACH
    REPORTING       9     SOLE DISPOSITIVE POWER
      PERSON
       WITH               0

                   10     SHARED DISPOSITIVE POWER

                          111,120,373


 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                          111,120,373

 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES|_|

 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        85.10%

 14   TYPE OF REPORTING PERSON

               CO


<page3>
     Pursuant to Rule 13d-2(a) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, Westar Capital, Inc., a Kansas corporation (the "Reporting Person"), hereby amends and supplements its Statement on Schedule 13D originally filed by the Reporting Person on November 24, 1997, (the "Statement"), with respect to the Voting Common Stock, par value $.01 per share (the "Shares") of Protection One, Inc. (the "Issuer"). Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement.


Item 1.           Security and Issuer

                  No material change.

Item 2.           Identity and Background

                  No material change.

Item 3.           Source and Amount of Funds or Other Consideration

     The aggregate purchase price for the 37,797,500 (excluding 4,597,500 Shares subject to option at $9.50 per Share) Shares and $21,250,000 principal amount of 6.75% Senior Convertible Subordinated Notes (the "Convertible Notes") purchased by the Reporting Person or to which the Reporting Person has agreed to purchase, since the filing of Amendment No. 1 to the Statement was $368,574,025. Such Shares were acquired with general capital funds of the Reporting Person.

Item 4.           Purpose of Transaction

     In order to purchase Shares and Convertible Senior Notes at what the Reporting Person considered to be favorable market prices, the Reporting Person purchased 200,000 Shares and $21,250,000 principal amount of 6.75% Senior Convertible Subordinated Notes in open market transactions, as more fully set forth in Item 5 below. The Convertible Notes are convertible at any time into Shares at a conversion ratio of $11.1946236 of principal amount per share. On June 2, 1998, the Reporting Person agreed to acquire through negotiations with the Issuer and through an underwritten public offering up to 37,597,500 Shares at $9.50 per share (4,597,500 shares of which are subject to the Reporting Persons option to purchase within 30 days, the "Additional Shares",)on June 8, 1998.

Item 5.           Interest in Securities of the Issuer

     (a) To the best knowledge and belief of the Reporting Person, there were 121,331,678 Shares issued and outstanding as of June 2, 1998 (assuming consummation of the underwritten public offering and private placement to the Reporting Person totalling 37,500,000 shares). As a result of the purchases described in this Amendment No. 2, the Reporting Person beneficially owns (within the meaning of Rule 13d-3) 111,120,373 Shares, constituting approximately 85.10% of the above-noted total amount of issued and outstanding Shares (assuming that the 1,898,233 Shares into which the Convertible Notes are convertible and the Additional Shares are outstanding).

     (b) Since the filing of Amendment No. 1 to the Statement, the Reporting Person acquired 200,000 Shares and $21,250,000 Convertible Notes which may be converted at any time into common stock at a price of $11.1946236 per share in open market transactions. Set forth below is a table identifying and describing such open-market purchases:

        Shares                Price Per               Date of
      Purchased                 Share                 Purchase
      ------------------------------------------------------------
        50,000                 10.877                 12/17/97
        25,000                 10.940                 12/18/97
         5,000                 10.940                 12/19/97
        20,000                 10.877                 12/22/97
        15,000                 10.975                 01/14/98
        10,000                 10.940                 01/15/98
        25,000                 10.940                 01/16/98
        15,000                 10.950                 01/21/98
        35,000                 10.940                 01/22/98





                                   Page 1 of 3
<page4>


      Convertible             Price Per               Date of
         Notes                   Note                 Purchase
      ------------------------------------------------------------
       1,000,000               $117.00                12/18/97
       1,500,000                116.75                01/12/98
      11,750,000                119.00                01/15/98
       1,500,000                119.00                01/16/98
         500,000                119.00                01/26/98
         600,000                119.00                01/27/98
         400,000                119.00                01/29/98
       2,000,000                132.75                04/01/98
       2,000,000                133.00                04/02/98

Item 6.           Contracts, Arrangements, Understandings
                  or Relationships with Respect to Securities of the Issuer

     In connection with the transactions described herein (other than the open market purchases described in Item 5(b)), the Issuer and the Reporting Person entered into a Securities Purchase Agreement for the Purchase of up to 37,597,500 shares, including the option to purchase up to 4,597,500 shares on or before July 2, 1998, at $9.50 per share. The description of the Securities Purchase Agreement is qualified in its entirety by reference to the complete text of such document which is attached as Exhibit 1 hereto.

Item 7.           Material to Be Filed as Exhibits

                  Exhibit 1   Securities Purchase Agreement dated June 2,
                         1998.



                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 4, 1998
                                                 WESTAR CAPITAL, INC.

                                                 By: /s/ Rita A. Sharpe
                                                     Name: Rita A. Sharpe
                                                     Title: President


























                                   Page 2 of 3

<page5>

                                   SIGNATURES

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: June 4, 1998


                                               WESTERN RESOURCES, INC.


                                               By:  /s/ Richard D. Terrill
                                                    Name: Richard D. Terrill
                                                    Title: Corporate Secretary

























































                                   Page 3 of 3

<page6>